UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CHANGE OF DIRECTOR

Mr. Ming Ni has resigned as a member of the board of directors (the “Board”) of Metalpha Technology Holding Limited (the “Company”), effective on April 7, 2025. Mr. Ni’s resignation was due to personal reasons and was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operations, policies or practices. He will continue to serve as the Chief Operating Officer of the Company.

To fill the vacancy created by Mr. Ni’s resignation, the Board approved the appointment of Mr. Pengyuan Fan, who currently serves as the Chief Financial Officer of the Company, to serve as a director of the Company, effective on the same date.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: April 7, 2025

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